                                                                   July 30, 1999


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                       Columbia Insurance Corporation, Ltd
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8905

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd ("CICL") for the January 1, 1999 through June 30, 1999 period.

1. Provide a general description of loss exposure / experience for automobile, "all-risk" property, and general liability insurance coverage.

         Effective July 1, 1998, CICL entered into a new reinsurance arrangement with a United States insurer with respect to General Liability coverage provided by that insurer to Columbia Energy Group ("Columbia"), its subsidiaries and associates. CICL's exposure under the General Liability reinsurance arrangement is limited to US$800,000 per occurrence excess of a Self Insured Retention of US$200,000 per occurrence and subject to an aggregate limit of exposure of US$3,800,000 and to a further US$1,500,000 per occurrence excess of US$800,000 per occurrence excess of a Self Insured Retention of US$200,000 per occurrence and subject to a separate aggregate limit of exposure of US$1,500,000.

          Effective June 30, 1998, CICL entered into a new reinsurance agreement with a United States insurer with respect to All Risk coverage provided by that insurer to Columbia, its subsidiaries and associates. CICL's exposure under the All Risk reinsurance agreement is limited depending on the type of loss, to between US$500,000 and US$650,000 per occurrence excess of applicable deductibles and is also subject to an aggregate limit of exposure of US$3,000,000.

         In total, CICL has entered into six such reinsurance agreements since 1996. As such, the combined aggregate exposure for all 6 coverages reinsured by CICL as of June 30, 1999 is US$15,300,000 and 11 loss reserves had been reported to CIGL by the end of this reporting period, of which 4 had been fully paid and closed, leaving 7 still outstanding.

2. Provide an analysis by subsidiary or associate company of auto liability, general liability, and property losses and expenses incurred during the six-month period as compared to premiums paid.

         CICL has had 11 losses reported to it and has paid $2,213,578 in claims in the period under review.

3. Provide an analysis by subsidiary or associate company of claims paid by CICL on behalf of such subsidiary or associate company and include the lead-in reserve available to CICL and end-of-period reserve balance.

         CICL has paid $2,213.578 in claims in the period under review. Reported lead-in loss reserves and end-of-period loss reserves on CICL's programs as at December 31, 1998 and June 30, 1999, were $12,015,678 and $9,557,620, respectively.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of CICL and loss experience of each subsidiary as a result of operations of CICL.

         At this very early stage in the development of each loss program reinsured, with only four losses paid and 7 outstanding losses reported to CICL, premium payments have been unaffected by actual loss experience.

5. Provide a statement of actual savings achieved by Columbia as a result of the operations of CICL.

         A comparison of the estimated cost of purchasing guaranteed cost coverage for the layers of insurance reinsured to CICL for 1996/97, 1997/98 and 1998/99 to the actual costs of CICL for the period from its incorporation to June 30, 1999 reveals that Columbia has realized pre-tax savings of $3,427,883 by reinsuring certain of the risks to CICL in the period from incorporation to June 30, 1999, including $170,548 for the six months ended June 30,1999.


6. Provide a copy of CICL's income statement and balance sheet, including any notes thereto.

         CICL's income statement and balance sheet including any notes are attached.

                                            Very truly yours,

                                            COLUMBIA INSURANCE CORPORATION, LTD

                                            By: /s/ N. A. PARILLO
                                                --------------------------------
                                                N. A. Parillo, President

                       Columbia Insurance Corporation, LTD
                                Income Statement
                           Year-to-Date, June 30, 1999
                                     ($000)


Operating Revenues                                  3,276

Operating Expenses
      Products purchased                               --
      Operation & maintenance                       3,584
      Other taxes                                      --
                                                    -----

Total Operating Expenses                            3,584
                                                    -----

Operating Income (Loss)                              (308)
                                                    -----

Other Income (Deductions)
      Interest income and other, net                  331
      Interest expense and related charges             --
                                                    -----

Total Other Income (Deductions)                       331
                                                    -----

Income Before Income Taxes                             23

Income Taxes                                            8
                                                    -----

Net Income                                             15
                                                    =====

                       Columbia Insurance Corporation, LTD
                                  Balance Sheet
                               As of June 30, 1999
                                     ($000)


ASSETS

Investment and other assets                         9,916
                                                   ------

Current Assets

      Cash and temporary cash investments           2,765
      Accounts receivable, net
          Customers                                    --
          Intercompany                                257
          Other                                       798
      Prepayments                                      40
      Other                                            --
                                                   ------

Total Current Assets                                3,860
                                                   ------

Deferred Charges                                      902
                                                   ------

TOTAL ASSETS                                       14,678
                                                   ======

                       Columbia Insurance Corporation, LTD
                                  Balance Sheet
                               As of June 30, 1999
                                     ($000)


CAPITALIZATION AND LIABILITIES

Capitalization
      Common Stock Equity
          Common stock, $25 par value (4,800 shares
           outstanding)                                        120
          Additional paid-in capital                           880
          Retained earnings                                    141
                                                            ------

      Total common stock equity                              1,141
      Long-term debt                                            --

Total Capitalization                                         1,141
                                                            ------

Current Liabilities
      Accounts and drafts payable                               29
      Intercompany accounts payable                            (59)
      Accrued taxes                                            264
      Other                                                    142
                                                            ------

Total Current Liabilities                                      376
                                                            ------

Other Liabilities and Deferred Credits
      Income taxes, noncurrent                                  --
      Other                                                 13,161
                                                            ------

Total Other Liabilities and Deferred Credits                13,161
                                                            ------

TOTAL CAPITALIZATION AND LIABILITIES                        14,678
                                                            ======